Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our financial statements for the period ended June 30, 2025, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms, if at all;

●	our ability to advance the development of our products and future potential products;

●	our ability to commercialize and sell our products and future potential products and future sales of our product or any other future potential products;

●	our assessment of the potential of our products and future potential product candidates to treat certain indications;

●	our available cash and our ability to obtain additional funding;

●	our planned level of revenues, capital expenditures and liquidity;

●	our plans to continue to invest in research and development to develop technology for new products;

●	anticipated actions of the U.S. Food and Drug Administration, or FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

●	our ability to meet our expectations regarding the commercial supply of our products and future product candidates;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	the possible impacts of cybersecurity incidents on our business and operations;

●	our ability to internally develop new inventions and intellectual property;

●	changes in our strategy; and

●	litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting us, reference is made to our annual report on Form 20-F for the fiscal year ended December 31, 2024, which we filed with the Securities and Exchange Commission, or the SEC, on March 10, 2025, and amended on March 28, 2025, or the Annual Report, and the other risk factors discussed from time to time by us in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Inspira” refer to Inspira Technologies Oxy B.H.N. Ltd. References to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We prepare and report our financial statements in accordance with generally accepted accounting principles in the United States.

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2018, we have incurred operating losses. Our operating losses for the six-months ended June 30, 2025 and 2024 were $7.2 million and $5.8 million, respectively, and our net losses for the same period were $6.4 million and $6.2 million, respectively. As of June 30, 2025, we had an accumulated deficit of $73 million. We expect to continue to incur expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue clinical development of our products;

●	file applications seeking regulatory approval for our products pursuant to the various regulatory pathways in the United States;

●	continue to invest in the preclinical research and development of any future product candidates;

●

continue to establish the commercial infrastructure to support the marketing, sale and distribution of our FDA- cleared product and additional products, should they receive regulatory approval in the future;

●	expand our sales and marketing efforts of our FDA-cleared product and in preparation for potential commercialization of future products upon regulatory approval;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	continue to incur costs associated with operating as a public company.

Current Outlook

We have incurred losses and generated negative cash flows from operations since inception in 2018.

As of June 30, 2025, our cash and cash equivalents and deposits were $2.1 million.

On March 14, 2025, we entered into a sales agreement with A.G.P./Alliance Global Partners, or AGP, as sales agent, pursuant to which we may offer and sell, from time to time, through the sales agent, ordinary shares, no par value, or the Ordinary Shares, of the Company, or the ATM Facility, having an aggregate offering price of up to $1,019,000. On April 10, 2025, the maximum aggregate offering price was increased to $1,917,052, on July 1, 2025, the maximum aggregate offering price increased to $7,117,720 and on September 16, 2025, the maximum aggregate offering price increased to $14,686,641. As of June 30, 2025, we sold an aggregate of 2,575,753 Ordinary Shares for an aggregate offering amount of $1,621,892, before deducting offering costs of approximately $113.

Since January 1, 2025, and as of June 30, 2025, the Company has issued an aggregate amount of 1,083,443 Ordinary Shares in connection with vested restricted share units, or RSUs, and an additional 81,633 Ordinary Shares in connection with option exercises.

We expect that our existing cash and cash equivalents as of June 30, 2025, in addition to proceeds expected to be raised through sales of Ordinary Shares through the At-the-Market Facility, and additional proceeds we may raise by sale of Ordinary Shares and warrants, in addition to income from sale of our product, will enable us to fund our operating expenses and capital expenditure requirements for the next twelve months. Since there is no assurance that such financing will be obtained, our dependence on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing and selling our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the ability to commercialize our products;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

We expect to satisfy our future cash needs through generating revenue with product sales and through equity financings. We cannot be certain that we will be successful in commercializing our products in development, the marketing and sales of our FDA-approved product, or that additional funding will be available to us on acceptable terms, if at all. This raises substantial doubts about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel and approximately 70% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowing. At present, our investments consist primarily of cash and cash equivalents and short-term deposits. The primary objective of our investment activities is to preserve the principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2025.

Components of Operating Expenses

Our current operating expenses consist of four components —cost of revenue, research and development expenses, general and administrative expenses and marketing expenses.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Revenues

We recognized revenue for the first time since our inception, in the amount of $289 for the six months ended June 30, 2025.

Our revenues solely consist of sales of our INSPIRA ART100 systems and carts.

Cost of Revenues

Our cost of revenues consists primarily of the cost of the production of our products, including sub-contractors, raw materials, testing, quality assurance, shipping and handling costs to customers, royalties to the Israel Innovation Authority, or IIA, provisions for assurance, and direct overheads, such as salary and employee related expenses.

The total cost of revenue for the period of six months ended June 30, 2025 was $287.

Operating Expenses

Our current operating expenses consist of four components —cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs consultants and other third parties who support the development of our product service fees, and other related research and development expenses.

In September 2019, we received the approval of the IIA to fund 60% of certain project development expenses, the total budget of which is 1,500, within the framework of a fixed budget and time period. In October 2023, the IIA approved funding for another development project with a budget of NIS 3,850,869 (approximately $1,062 thousand) and committed to funding 40% of such approved budget. Approximately $351 thousand has been received as of June 30, 2025.

The following table discloses the breakdown of research and development expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024

Salary and related expenses	2,358	2,019
Materials and related expenses	377	113
Subcontractors	90	172
Professional services	53	233
IIA participation	(66)	-
Share-based compensation	512	495
Depreciation	171	166
Other	143	72
Total	$3,638	$3,270

We expect that our research and development expenses will increase as we continue to develop our products and as we continue to make all necessary product-related regulatory filings and clinical processes.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based compensation, professional service fees for accounting and booking, legal fees, facilities, travel expenses and other general and administrative expenses.

The following table shows the breakdown of general and administrative expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024

Professional fees	1,042	970
Share-based compensation	1,144	363
Director’s fees and share-based compensation	92	119
Salary and related expenses	578	404
Insurance expenses	89	107
Depreciation	64	56
Rent and office maintenance	66	63
Travel abroad	34	45
Others	41	55
Total	$3,150	$2,182

Comparison of the Six Months Ended June 30, 2025 and 2024

Results of Operations

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024

Revenues	289	-
Cost of Revenues	287	-
Research and development expenses	3,638	3,270
Sales and marketing expenses	442	349
General and administrative expenses	3,150	2,182
Other expenses (income)	7	5
Operating loss	7,235	5,806
Interest income from deposits	(37)	(83)
Financial expenses (income)	(800)	517
Total comprehensive net loss	$6,398	$6,240

Revenues

Our revenues for the six months ended June 30, 2025 were $289 thousand, compared to zero for the six months ended June 30, 2024.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2025 were $287 thousand, compared to zero for the six months ended June 30, 2024

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2025, were $3,638 thousand compared to $3,270 thousand for the six months ended June 30, 2024. The increase is attributable mainly to the increase in personnel and salaries, exchange rate differences between NIS and USD, and an increase in share-based compensation.

Sales and marketing expenses

Sales and marketing expenses for the six months ended June 30, 2025, were $442 thousand compared to $349 thousand for the six months ended June 30, 2024. The increase is attributable to the increase in share-based compensation expenses and commercialization expenses.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2025, were $3,150 thousand compared to $2,182 thousand for the six months ended June 30, 2024. The increase is primarily attributable to share based compensation expenses related to (i) the accelerated vesting of our former president’s options and RSUs, and (ii) salary expenses as part of our former president’s termination package, pursuant to his employment agreement. The increase is also attributable to a general increase in salaries, in part due to exchange rate fluctuations and in part due to other officer and employee share-based compensation expenses.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2025 was $7,235 thousand compared to an operating loss of $5,806 thousand for the six months ended June 30, 2024, an increase of $1,429 thousand, or 25%.

Financial expenses

We recognized financial income for the six months ended June 30, 2025 of $800 thousand compared to financial expenses of $517 thousand for the six months ended June 30, 2024. The difference is mainly due to a change in the fair value of financial liability.

Total comprehensive loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2025 was $6,398 thousand compared to $6,240 thousand for the six months ended June 30, 2024, an increase of $158 thousand, or 3%.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Estimates” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

B. Liquidity and Capital Resources

Overview

Since our inception through June 30, 2025, we have funded our operations principally from the proceeds of our IPO, the sale of convertible securities, the proceeds from the exercise of warrants, government grants and sale of Ordinary Shares. To date, the Company is at the deployment stage with respect to the INSPIRA ART100, and is in development stage with its other technologies. The Company has suffered recurring losses from operations and negative cash flows from operations since inception. As of June 30, 2025, the Company has incurred accumulated losses of $73 million and expects to continue to fund its operations, in part, through financing, such as the issuance of Ordinary Shares and warrants, in addition to through IIA grants. There is no assurance that such financing will be obtained. Our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The Financial Statements do not include any adjustments that might result from the outcome of these uncertainties. The Company also expects to fund its operations through sales of the Company’s FDA-cleared technology.

Our management intends to raise additional funds through offerings of our securities that will be utilized to fund product development and continue operations and marketing. We do not have any material financial obligations as of June 30, 2025. We believe that the proceeds from any future financings, combined with our cash on hand, are sufficient to meet our obligations for the next six months. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the long-term development and commercialization of its product offering.

As of June 30, 2025, we had $2.1 million in cash, cash equivalents and cash deposits.

The table below presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024

Net cash used in operating activities	(5,087)	(4,867)

Net cash provided (used) in investing activities	567	(1,389)

Net cash provided by financing activities	1,519	4,755

Effect of exchange rate changes on cash and cash equivalents	21	10

Net decrease in cash and cash equivalents	(3,001)	(1,501)

Operating Activities

Net cash used in operating activities of $5,087 thousand during the six months ended June 30, 2025 and net cash used in operating activities of $4,867 thousand during the six months ended June 30, 2024 were primarily used for the payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance.

Income due to changes in the fair market value of financial liabilities for the six months ended June 30, 2025 was $689 thousand, compared to expenses of $539 thousand for the six months ended June 30, 2024.

Investing Activities

Net cash provided in investing activities of $567 thousand during the six months ended June 30, 2025 consisted mainly of the change in cash deposits and the effect of the exchange rate on it in the amount of $668 thousand. Net cash used in investing activities of $1,389 thousand during the six months ended June 30, 2024, consisted mainly of the change in deposits and the effect of the exchange rate on it in the amount of $1,388 thousand.

Financing Activities

Net cash provided by financing activities of $1,519 thousand during the six months ended June 30, 2025 consisted primarily of proceeds from the sale of Ordinary Shares through the At-the-Market Facility.

Net cash provided by financing activities of $4,755 thousand during the six months ended June 30, 2024 consisted primarily of fundraising.

On April 1, 2024, the Company entered into a purchase agreement with two investors in a registered direct offering, or the April Offering, pursuant to which the Company issued an aggregate of 1,339,285 Ordinary Shares at a purchase price of $1.232 per share. The aggregate proceeds received by the Company from the April Offering were approximately $1.65 million.

On June 14, 2024, we entered into a purchase agreement with a single, individual investor, providing for the issuance in a registered direct offering, or the June Offering, of (i) an aggregate of 941,541 Ordinary Shares, at a purchase price of $1.30 per share, and (ii) pre-funded warrants to purchase up to 1,709,760 Ordinary Shares, at a purchase price of $1.30, less $0.001 per pre-funded warrant. Each pre-funded warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The June Offering resulted in gross proceeds of $3.4 million. We issued placement agent in the agreement warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction and 185,591 warrants to purchase up to 185,591 Ordinary Shares with an exercise price of $1.56 per share. The placement agent warrants were exercisable immediately upon issuance and expire four years following issuance.

On December 27, 2024, we entered into securities purchase agreements for private placement financing with certain accredited investors, or the December Private Placement, pursuant to which the investors agreed to purchase (i) 3,950,343 of our Ordinary Shares at a purchase price of $0.70 per share, (ii) pre-funded warrants to purchase up to 658,372 Ordinary Shares at a purchase price of $0.70, less $0.001 per pre-funded warrant. In addition, the purchasers of such Ordinary Shares or pre-funded warrants received warrants to purchase up to 4,608,715 Ordinary Shares at an exercise price of $1.10 per share. We received approximately $3.2 million in gross proceeds. In addition, we entered into a placement agency agreement with Dawson James Securities, Inc., who served as placement agent in the offering, dated December 27, 2024, pursuant to which we agreed to pay the placement agent a cash placement fee equal to: (a) 8.0% of the gross proceeds received in the offering from certain investors introduced by the placement agent and 4.0% of the gross proceeds received by us from the exercise of warrants by such investors, (b) 4.0% of the gross proceeds received in the offering from certain investors introduced by us and 4.0% of the gross proceeds received by us from the exercise of warrants by such investors, and (c) 0% of the gross proceeds received in the offering from certain other investors and 0% of the gross proceeds received by us from the exercise of warrants by such investors.

On March 14, 2025, we entered into a sales agreement with AGP as sales agent, pursuant to which we may offer and sell, from time to time, under the ATM Facility, Ordinary Shares having an aggregate offering price of up to $1,019,000. On April 10, 2025, the maximum aggregate offering price was increased to $1,917,052, on July 1, 2025, the maximum aggregate offering price increased to $7,117,720 and on September 16, 2025, the maximum aggregate offering price increased to $14,686,641. As of June 30, 2025, we sold an aggregate of 2,575,753 Ordinary Shares for an aggregate offering amount of approximately $1.6 million.